FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd. (the “Company”)
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

December 16, 2009

Item 3.	News Release

A news release announcing the material change referred to in this report was issued on December 16, 2009 via Canada Newswire.

Item 4.	Summary of Material Change

On December 16, 2009, Trans-Orient Petroleum Ltd. advises that it has completed its previously announced plan of arrangement with TAG Oil Ltd.

Item 5.	Full Description of Material Change

December 16, 2009, Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) advises that it has completed its previously announced plan of arrangement with TAG Oil Ltd. (TSX-V: TAO). Trans-Orient Petroleum Ltd. its subsidiaries, including Orient Petroleum (NZ) Limited and Eastern Petroleum (NZ) Limited, are now 100% controlled subsidiaries of TAG Oil Ltd.

TAG Oil has issued 13,069,723 of its common shares to Trans-Orient shareholders on the basis of 1 common share of TAG for every 2.8 common shares held of Trans-Orient. At completion, TAG has 29,879,445 common shares outstanding.

As a result of the acquisition, trading in Trans-Orient shares on the TSX Venture Exchange (“TSX-V”) will be halted on December 16, 2009 and will no longer be listed on the TSX-V effective the close of markets on December 17, 2009. Trans-Orient will thereafter make application to cease reporting in Canada and the United States. As of the date of this release, Trans-Orient has filed a Form 15 and TAG Oil has filed a Form 15F with the U.S. Securities and Exchange Commission (the "SEC"). As a result of these filings, TAG Oil’s reporting obligations with the SEC as a successor registrant will immediately be suspended and Trans-Orient's common shares will no longer be quoted in the United States on the Over-the-Counter Bulletin Board.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact Garth Johnson, President and CEO, at (604) 682-6496.

Item 9.	Date of Report

December 16, 2009